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                           November 1, 2021

       Pietar Taselaar
       Director
       Ads-Tec Energy Public Ltd Co
       10 Earlsfort Terrace
       Dublin 2, D02 T380
       Ireland

                                                        Re: Ads-Tec Energy
Public Ltd Co
                                                            Registration
Statement on Form F-4
                                                            Filed October 18,
2021
                                                            File No. 333-260312

       Dear Mr. Taselaar:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Index to the Financial Statements, page F-1

   1. We note the revisions made on page 22 in response to prior comment 19 regarding the presentation of Parent
financial statements. Please expand your disclosure to state whether the Parent has
no or nominal assets or liabilities.

       General

   2. We note your revisions on page 11 in response to prior comment 34. Please quantify the value of warrants,
based on recent trading prices, that may be retained by redeeming stockholders assuming
maximum redemptions and identify any material resulting risks.
 Pietar Taselaar
Ads-Tec Energy Public Ltd Co
November 1, 2021
Page 2
3. The tables you added on pages 84-86 in response to prior comment 31 appear to show only how the percentage ownership would changes under different redemption scenarios.
      Please revise show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                           Sincerely,
FirstName LastNamePietar Taselaar
                                                           Division of
Corporation Finance
Comapany NameAds-Tec Energy Public Ltd Co
                                                           Office of
Manufacturing
November 1, 2021 Page 2
cc:       Michael S. Lee
FirstName LastName